Exhibit 99.7

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No.3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel: +9140 4900 2900

Fax: +9140 4900 2999

Email: mail@drreddys.com

www.drreddys.com

June 30, 2016

Securities Exchange Board of India,

Plot No.C4-A, ‘G’ Block,

Bandra Kurla Complex,

Bandra (East),

Mumbai 400051

Dear Sir/Madam,

Sub.: Certificate of Extinguishment of Equity shares bought back by Dr. Reddy’s Laboratories Limited (‘Company’) in the month of June, 2016

This certificate is being issued in compliance with the requirements of Regulation 16(1) read with Regulation 12(3)(b) of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998 and subsequent amendments thereto.

Pursuant to the Public Announcement (PA) published on April 12, 2016, the Company commenced the Buyback of equity shares of face value of Rs. 5/- each fully paid up (Equity shares), from the open market through Stock Exchange from April 18, 2016.

The Company has bought back 3,920,186 equity shares during the period from May 25, 2016 to June 27, 2016 (both days inclusive).

1)	The shares extinguished in Demat form in the month of June, 2016 are as under:

Name of Depository Participant and DP Id No.	Company’s Client Id No.	Date of Extinguishment	No. of Equity shares extinguished
Kotak Mahindra Bank Limited IN302814	12714023	June 8, 2016	752,214
		June 20, 2016	1,440,395
		June 22, 2016	1,674,213
		June 30, 2016	53,326

Total			3,920,148

2)	The shares extinguished in Physical form in the month of June, 2016: 2 (Two) on June 14, 2016 and 36 (Thirty six) on June 21, 2016.

3)	Total shares bought back and extinguished in Demat and Physical form: 3,920,186.

4)	Reconciliation of Share Capital of the Company (Pre and Post extinguishment):

Reconciliation of Share Capital of the Company (Pre and Post extinguishment) for the month of June 30 2016

Sl. No.	Particulars	No. of Shares	Share Capital (in Rs.)
1.	Paid up Share capital as on June 1, 2016	169,450,335	847,251,675
2.	Shares extinguished during the month of June, 2016	3,920,186	19,600,930

Paid up share capital (Post Extinguishment) as on June 30, 2016		165,530,149	827,650,745

This is to certify that the above equity shares of the Company, being in demat form and physical form were extinguished in compliance with the provisions of Regulations 12(2) and 16(3) of the Buyback Regulations.

This is for your information.

With regards

For Bigshare Services Private Limited

(Registrar & Share Transfer Agent)

/s/ T. P. Raju
T. P. Raju
Authorised Signatory

For Dr. Reddy’s Laboratories Limited

/s/ G V Prasad	/s/ Kalpana Morparia
G V Prasad	Kalpana Morparia
Co-Chairman, MD & CEO	Independent Director

For B S R & Co. LLP

Chartered Accountants

Firm Registration No. 101248W/W-100022

/s/ Supreet Sachdev
Supreet Sachdev
Partner
Membership No. 205385